Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-156957

January 27, 2009

Delhaize Group SA/NV

5-yr Pricing Term Sheet

January 27, 2009

Issuer:	Delhaize Group SA/NV

Size:	$300,000,000

Maturity:	February 1, 2014

Coupon (Interest Rate):	5.875%

Yield to Maturity:	5.953%

Denominations:	$2,000 and any integral multiple of $1,000 in excess of $2,000

Spread to Benchmark Treasury:	+437.5 basis points

Benchmark Treasury:	1.50% due December 31, 2013

Benchmark Treasury Price and Yield:	99-20 1/4 ; 1.578%

Interest Payment Dates:	Paid August 1st and February 1st, commencing August 1, 2009

Redemption Provision:	Make-whole call at the Treasury Rate plus 50 basis points

Price to Public:	99.667%

Settlement Date:	February 2, 2009 (T+4)

Ratings:	Baa3 by Moody’s Investor Service, Inc. and BBB- by Standard & Poor’s Ratings Services

CUSIP:	24668P AC1

ISIN:	US24668PAC14

Joint Bookrunners:	Banc of America Securities LLC J.P.Morgan Securities Inc

Senior Co-Managers	BNP Paribas Securities Corp. Fortis Securities LLC ING Financial Markets LLC Wachovia Capital Markets, LLC

Co-Managers	BNY Mellon Capital Markets, LLC BB&T Capital Markets, a division of Scott & Stringfellow, Inc. Mitsubishi UFJ Securities International plc Calyon Securities (USA) Inc.

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

We expect that delivery of the notes will be made to investors on or about February 2, 2009 which will be the 4th business day following the date of this term sheet (such settlement being referred to as “T+4”).

Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in three business days (such settlement being referred to as “T+3”), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing will be required, by virtue of the fact that the notes initially will settle in T+4, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting the SEC’s IDEA (Interactive Data Electronic Applications) (formerly known as EDGAR) on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free 1-800-294-1322 or you may e-mail a request to dg.prospectus_distribution@bofasecurities.com or J.P. Morgan Securities Inc. collect at 1-212-834-4533.